Exhibit 99.2

STIKEMAN ELLIOTT

Stikeman Elliott LLP       Barristers & Solicitors

5300 Commerce Court West, 199 Bay Street, Toronto, Canada M5L 1B9

Tel: (416) 869-5500 Fax: (416) 947-0866 www.stikeman.com

Michael S. Burkett

Direct: (416) 869-5675

E-mail: mburkett@stikeman.com

BY EDGAR                                                                                                                                                            January 31, 2014

United States Securities and Exchange

Commission

Dear Sirs/Mesdames:

Re:	North American Palladium Ltd. (the “Company”)—Amended

Prospectus Supplement to Base Shelf Prospectus dated February

12, 2013 relating to the offering of up to Cdn $32,000,000

aggregate principal amount of 7.5% convertible unsecured

subordinated debentures and warrants (the “Securities”) of the

Company

We refer to the amended prospectus supplement dated January 30, 2014 (the “Prospectus Supplement”) to the short form base shelf prospectus of the Company dated February 12, 2013 with respect to the offering of up to Cdn $32,000,000 aggregate principal amount Securities of the Company and to the Registration Statement on Form F-10 of the Company initially filed with the U.S. Securities and Exchange Commission on December 21, 2012 and any amendment thereto, and any registration statements filed pursuant to Rule 429 under the U.S. Securities Act of 1933, as amended (including the documents incorporated by reference therein, collectively, the “Registration Statement”).

We hereby consent to the reference to our firm name under the headings “Certain Canadian Federal Income Tax Considerations”, “Legal Matters”, “Documents Filed as Part of the Registration Statement” and “Eligibility for Investment” in the Prospectus Supplement and the Registration Statement.

TORONTO

Yours truly,	MONTREAL OTTAWA

CALGARY VANCOUVER
Stikeman Elliott LLP

NEW YORK

MSB/kw

LONDON

SYDNEY